Room 4561
						January 25, 2006



Mr. Jean-Paul Ouellette
Chief Executive Officer
Vision Global Solutions Inc.
455 Notre Dame Street East
Montreal, Quebec
Canada H2Y 1C9

Re:	Vision Global Solutions Inc.
	Form 10-KSB for Fiscal Year Ended March 31, 2005
	Filed July 19, 2005
	File No. 000-31104


Dear Mr. Ouellette:

      We have reviewed your response letter dated December 22,
2005
and have the following additional comments. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended March 31, 2005

Financial Statements

Independent Auditor`s Report

1. We note that you engage a Canadian audit firm to work with your U.S. auditors in the performance of your annual audits. Please note that non-U.S. public accounting firms that play a substantial role in the preparation or issuance of audit reports for public issuers must be registered with the PCAOB. Please describe the services performed by the Canadian audit firm and explain how you considered the definition of "substantial role" provided in PCAOB Rule 1001.

Notes to Consolidated Financial Statements

Note 1 - Summary of Accounting Policies

Revenue Recognition

2. We have read your response to prior comment number 5 and note that you have not addressed the inconsistencies between the disclosures in your MD&A and your revenue recognition policy in the financial statements. We further note that your response, which indicates that revenue from modification services is recognized once the modifications have been completed, installed and accepted by the customer, appears to be inconsistent with your MD&A disclosures that revenue from such services are recognized using the percentage-of-completion method pursuant to SOP 81-1. Please reconcile your disclosures within your MD&A, revenue recognition policy, and your response.

3. Your response to prior comment number 7 indicates that you establish VSOE based on the price when the element is sold separately yet this appears to contradict the disclosure in your revenue recognition policy. Please revise your disclosure to disclose how VSOE is established for each of the elements included in your multiple element arrangements as well as the fact that you utilize the residual method.

4. For multiple-element arrangements that include term licenses, please describe to us the length of both the license terms and the related maintenance periods and explain how you determine that VSOE exists for the maintenance. As part of your response, address the guidance in AICPA Technical Practice Aids 5100.53 and 5100.54.

Consent of Independent Auditors

5. Please revise to provide updated consents for Jewett, Schwarz, &
Associates and for Malone & Bailey, PC. Please note that both consents should be dated.

Section 302 Certifications

6. We note your response to prior comment number 9. Please revise your Certifications to reflect the quarter ended March 31, 2005. As previously requested, tell us how you considered the transition guidance included in III.E of SEC Release 33-8238. In this regard, we note that you have provided certification related to your internal control over financial reporting by including paragraph 4 (b).

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	You may contact Christine Davis, Staff Accountant, at (202)
551-
3408, Mark Kronforst, Senior Staff Accountant at (202) 551-3451 or me at (202) 551-3489 if you have questions regarding these comments.

Sincerely,



      Brad Skinner
							Accounting Branch Chief
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Mr. Jean-Paul Ouellette
Vision Global Solutions Inc.
January 25, 2006
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